 Exhibit 99.1

Leopard Imaging to Offer a Camera Module Based on Valens Semiconductor’s VA7000 MIPI A-PHY Chipsets

Developed to address the growing ecosystem, the industry’s first off-the-shelf MIPI A-PHY camera will reduce time to market for A-PHY-based systems

HOD HASHARON, Israel, and FREMONT, Calif., August 30, 2022 - Valens Semiconductor (NYSE: VLN), a premier provider of high-speed connectivity solutions for the automotive and audio-video market, and Leopard Imaging Inc. (Leopard Imaging), a global leader in embedded vision systems design and manufacturing, today announced that they have partnered to design a camera module that will enable automotive OEMs and Tier 1s to significantly reduce time to market for their A-PHY-based systems.

Since its release by the MIPI Alliance, the A-PHY standard, also adopted by the IEEE in 2021, has garnered significant momentum within the automotive industry. Today, there is a sizable number of automotive OEMs, Tier 1s and Tier 2s evaluating Valens Semiconductor’s A-PHY-compliant VA7000 chipsets for potential integration into their Advanced Driver-Assistance Systems (ADAS) platforms.

As an elite partner for leading automotive SoC vendors, Leopard Imaging will serve as a design house for machine vision, ADAS, and autonomous systems based on A-PHY. The new product by Leopard Imaging will be the first off-the-shelf A-PHY camera module on the market, further simplifying the integration of MIPI A-PHY and Valens VA7000 chipsets into cars. The camera module will include an advanced automotive sensor, and the company will offer the module with an A-PHY deserializer board connected to a standard processor-based compute unit. Leopard Imaging plans on adding additional sensors and drivers to support other processors in response to market requirements, all connected with Valens Semiconductor VA7000 chipsets.

“The MIPI A-PHY ecosystem continues to gain very strong momentum in the market,” said Gideon Kedem, SVP and Head of Automotive at Valens Semiconductor. “Leopard Imaging is a global market leader for image-based systems in automotive and machine vision, and we’re confident that their new module will help spur market adoption of A-PHY-based ADAS and autonomous solutions.”

“We’ve seen strong demand for MIPI A-PHY-based connectivity solutions, which is why it was so important for us to partner with Valens Semiconductor and to add their VA7000 A-PHY chipset’s capabilities to our camera module portfolio,” said Bill Pu, CEO at Leopard Imaging. “The new connectivity standard offers a number of key technological breakthroughs – including in bandwidth, link distance, and resilience to Electro Magnetic Interference (EMI) – all of this fuels our expectation that this module will generate significant interest from our automotive customers and partners.”

Image source: Leopard Imaging Components of the Leopard Imaging A-PHY camera module, including the Valens Semiconductor VA7031 serializer and VA7044 quad deserializer.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-speed video and data transmission for the Audio-Video and Automotive industries. Valens’ HDBaseT technology is the leading standard in the Audio-Video market with tens of millions of Valens’ chipsets integrated into thousands of products in a wide range of applications. Valens’ Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens Semiconductor is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the new industry standard for high-speed in-vehicle connectivity.

For more information: www.valens.com

About Leopard Imaging Inc.

Leopard Imaging is a global leader that provides high definition (HD) embedded cameras and AI-based camera solutions—focusing on core technologies that improve image processing in autonomous vehicles, drones, IoT, robotics, and healthcare devices. As an NVIDIA Elite Partner and a member of the AWS Partner Network, Leopard Imaging also works closely with Sony, ON Semiconductor OMNIVISION, and established sensor companies in producing advanced camera solutions for global customers. With Original Equipment Manufacturer (OEM) and Original Design Manufacturer (ODM) services, Leopard Imaging provides camera solutions for Microsoft, Google, Amazon, Facebook, ZOOX, Cruise, Boston Dynamics, and many other established organizations. More information at https://www.leopardimaging.com.

Forward-Looking Statements

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Press Contacts

Cathy Zhao

marketing@leopardimaging.com

+1 408-263-0988

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moriah Shilton

Financial Profiles, Inc.

US: +1 310-622-8230

ValensIR@finprofiles.com

SOURCE Valens Semiconductor